Exhibit 99.71

First Phosphate Provides Analytical Results for Infill Drill Program at Begin-Lamarche Property

Saguenay-Lac-Saint-Jean, Québec--(Newsfile Corp. - April 27, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce analytical results for its infill drill program, completed on March 31, 2026, at its Bégin-Lamarche property in Saguenay-Lac-Saint-Jean, Québec, Canada.

As previously announced, the Company’s recent infill drilling campaign across the three major zones (Mountain, North and South) has confirmed extensive, continuous mineralization throughout the existing horizon of the initial Mineral Resource Estimate (“MRE”) as well as two new phosphate intersects.

Existing mineralized areas, as well as the two newly discovered intersects, have now been defined in all directions and at depth. Based on the current assay results, the Mineral Resources identified in the Company’s initial MRE, dated September 9, 2024, are now being updated into a current geological model which will be produced next month.

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In the Mountain Zone, several intervals exceeding 50 m with grades above 10% P₂O₅ were intersected within the broader composite intervals. Several massive apatite veins reaching up to 2 m in thickness were also encountered.

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The Northern Zone highlights the discovery of high-grade phosphate occurring in down-dip continuity. These high grades share mineralogical and visual characteristics (particularly the presence of massive apatite veins) similar to those observed in the Mountain Zone. Several intervals exceeding 50 m with grades above 10% P₂O₅ were intersected within the broader composite intervals.

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The Southern Zone highlights high-grade phosphate occurring in down-dip continuity, displaying mineralogical and visual characteristics comparable to those recognized in the Mountain Zone. Several intervals exceeding 50 m with grades above 6% P₂O₅ were intersected within the broader composite intervals.

First Phosphate Bégin-Lamarche Project 2023-2026 Drill Holes

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Parameters for the Current Drill Holes Being Released (2025-2026)

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Please note that the intersections reported in this news release represent drilled core lengths. True widths are estimated to be greater than 70%.

Sampling, QA/QC and Analytical Methodology

All drill holes were completed using NQ-size diamond drilling. Drill core was logged, photographed, and sampled according to geological boundaries defined by the Laurentia Exploration technical team. Samples were shipped to Activation Laboratories in Ancaster, Ontario, an independent accredited laboratory, for preparation and analysis using methods appropriate for phosphate. The quality assurance and quality control program includes the regular insertion of in-house reference materials, blanks, and duplicates, in accordance with industry best practices.

Qualified Person

The scientific and technical information relating to First Phosphate contained in this press release has been reviewed and approved by Steeve Lavoie, P.Geo., Chief Geologist of First Phosphate, who is Qualified Person within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security.

First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For additional information, please contact:

Bennett Kurtz

CFO, CAO

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X : https://x.com/FirstPhosphate

LinkedIn : https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things: the Company’s planned exploration and production activities; the timing and completion of geological modelling deliverables and their consistency with the disclosure contained herein; the properties and composition of any extracted phosphate and other minerals; and the Company’s plans for vertical integration into North American supply chains. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things: that engineering and construction timetables and capital costs for the Company’s, exploration, development and expansion projects are correctly estimated and not affected by unforeseen circumstances; the ability to obtain financing for its proposed operations on acceptable terms; no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the ability to complete the exploration and development programs consistent with the Company’s expectations; commodity price expectations including assumptions for P205; the Company’s relationship with local municipalities and First Nations remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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